UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission file number: 0-30394

Metalink Ltd.

(Translation of registrant’s name into English)

c/o Top Alpha Capital Ltd., Haaliya 24, Beit-Yitzhak 4292000, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 File Nos. 333-152119, 333-145431, 333-104147 and 333-13806 and on Form S-8, File Nos. 333-121901, 333-12064, 333-88172, 333-112755 and 333-149657.

6-K Items

99.1	Press Release, dated May 23, 2018: Metalink Announces 2018 Annual General Meeting.
99.2	Metalink Ltd. Notice and Proxy Statement for Annual General Meeting to be held on June 28, 2018.
99.3	Form of Proxy Card.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALINK LTD.

Date: May 23, 2018	By:	/s/ Daniel Magen
Daniel Magen
CEO and CFO

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